Exhibit 99.3

Report to Shareholders

Quarter Ended September 30, 2022

Recent Highlights

●	Awarded the 2022 Jake McDonald Mine Reclamation Award for our work at Johnny Mountain

●	Continued progress of Substantially Started activities at KSM

●	Received Class 4 Exploration Permit for 3 Aces

●	Immediate commencement of drill program at 3 Aces

●	2022 exploration program at Iskut completed … assays awaited

●	Published Q4 2021 Sustainability Report

Reclamation Activities Recognized at Historic Johnny Mountain Mine

Seabridge was awarded the 2022 Jake McDonald Annual Mine Reclamation Award presented by the British Columbia Technical and Research Committee on Reclamation (TRCR) to recognize outstanding achievement in mine reclamation in British Columbia.

The award recognizes the multi-year $12 million environmental and reclamation program Seabridge Gold is voluntarily undertaking with the Tahltan Nation at the 100%-owned Iskut Project, located in the transboundary region of northwest British Columbia, bordering southeast Alaska. The comprehensive program is reclaiming the former Johnny Mountain Mine (JMM) which was operated by previous owners in the late 1980s, by bringing the site back to its pre-mining conditions. The award validates Seabridge’s reputation as a ‘responsible operator’ and our commitment to protect the environment.

In 2016, Seabridge Gold purchased SnipGold Corp and its mineral tenures, including the former Johnny Mountain Mine, which was in a complete state of disrepair, with significant existing and historic reclamation liabilities, including several outstanding BC Ministry of the Environment environmental orders. For the past six years, the Seabridge team has been actively working to reclaim the historic JMM Site.

Seabridge plans to complete the full reclamation and closure of the JMM Site in 2025. Work completed to date has included a detailed regional aquatic characterization study, a site investigation study and a detailed project execution plan in line with an approved Closure Management Plan developed in cooperation with the Tahltan Nation. On the ground, we have designed, constructed and permitted a non-hazardous solid waste landfill and removed the contents from five unauthorized landfills across the site for final disposal at the approved landfill. We have dismantled and cleaned an old fuel tank farm and completed in-situ hydrocarbon remediation of contaminated soils. Potential acid-generating waste rock from the portal pads was moved to the tailings management facility to be stored underwater. The Company also closed five vent raises which posed safety risks to both humans and the local wildlife. We also undertook multiple Dam Safety Reviews and annual Dam Safety Inspections, and maintenance of the tailings impoundment. Hazardous materials from the mill building were removed and sent offsite to a licensed hazardous waste disposal facility. The mill building was also demolished, drastically changing the landscape of the old JMM site.

To learn more about the reclamation work underway at the JMM, watch here.

Substantially Started activities advance at KSM with bridges, access roads, camps, power and fish compensation facilities

Seabridge continued its early construction activities at KSM. Installation of the Bell-Irving River Bridge was completed and placed into service. The bridge will provide permanent access to KSM’s process plant and tailings facility areas. As of early November, construction of the Treaty Creek Access Road reached the planned milestone of 17 kilometers for the 2022 season. The remaining 13 kilometers are planned for completion in the 2023 season.

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Permanent housing at Camp 11 was commissioned with 99 beds to support construction and eventual operations on the Treaty side of the property just off Highway 37. Earthworks for the Camp 11 area were accelerated to help de-risk construction and operation activities, which include support facilities, laydown areas and centralized infrastructure. Earthworks at Camp 9 in the Mitchell Valley were completed following a successful heavy lift program. Higher than average snowpack resulted in a compressed construction season on the Coulter Creek Access Road, which translated into less than planned progress. Site development by BC Hydro on the multi-year Treaty Creek Terminal continued as planned with the station pad nearing completion. Bulk earthworks at the Glacier Creek Fish Habitat Offsetting Pond were substantially completed by the end of the construction season, with planned revegetation scheduled for 2023.

Successful execution of the 2022 data collection program concluded with 6,200 meters of drilling in the mine area focused on geotechnical and geohydrological characterization of the Water Storage Dam (WSD) and the Mitchell Diversion Tunnel (MDT).

Seabridge has partnered with Fluor Corporation, a globally recognized EPCM firm, to develop an integrated KSM project team and leverage industry best project management processes and systems. Engineering efforts progressed on early infrastructure in support of the master schedule. Seabridge continued to focus on Health, Safety, Community and Environment with the implementation of a shuttle service, site-wide safety programs and emphasis on environmental compliance and stewardship.

Seabridge continued to prioritize the awarding of work to Indigenous partners and/or companies that have formed joint ventures with Indigenous groups. The ongoing site capture activities are intended to move KSM towards accomplishing four main objectives:

1.	Achieve a ’substantially started’ designation which ensures the continuity of the KSM project’s approved Environmental Assessment Certificate (“EAC”) for the life of the project;

2.	Complete key tasks which support construction readiness and will shorten the construction period once a construction decision has been made;

3.	Enhance the KSM proposition in our joint venture negotiations by securing the EAC, further de-risking the project, and accelerating the construction timetable; and

4.	Continue to build on the relationships with our Indigenous stakeholders.

3 Aces Class 4 permit opens the door for exploration at 3 Aces

On September 9, Seabridge received its Class 4 Quartz Exploration Permit from the Yukon Government Department of Energy, Mines, and Resources for its 100% owned 3 Aces project. This permit allows Seabridge to conduct a gold focused exploration program with the following activities:

●	Camp operations to support exploration personnel

●	Field activities, consisting of line cutting, trenching, geological mapping, and the completion of geophysical surveys

●	Drilling

Seabridge thanks the Yukon Government, the Liard First Nation (LFN), and Ross River Dena Council (RRDC) for working together to issue this permit. We look forward to establishing in the Yukon the same reputation for operating excellence that we have established with the Indigenous peoples of northwest British Columbia and provincial regulators.

Seabridge’s inaugural drill program now underway at 3 Aces

3 Aces was acquired by Seabridge in March 2020 as a district scale, orogenic-gold project consisting of 1,734 claims covering 357 km² (35,700 ha) located in a readily accessible part of southeastern Yukon. The target concept for this project is consistent with some of the biggest and richest gold deposits in the world, including the California Mother Lode Belt, Juneau Gold Belt, Murentau in Uzbekistan and Obuasi in Ghana. Historical work has identified a broad area of gold-in-soil occurrences extending more than 20 kilometers (12.4 miles) along strike.

Field programs completed by Seabridge in 2021 identified four separate target areas for drill testing. To fit the limited season still available in 2022 after the permit was granted, drilling tested our 3-dimensional model on four targets at the Hearts zone to confirm our theory that gold-bearing veins are hosted on the axis of secondary aniticlinal folds intersected by specific thrust faults. The current program will generate approximately 1,500 meters of core to improve 3-dimensional controls on these structures and institute sampling protocols to confirm the reliability and repeatablity of gold assays.

The following table summarizes selected intervals from drilling by previous owners at the Hearts zone:

Hole ID	DH Type	From (meters)	To (meters)	Intercept (meters)	Gold Grade (g/T)
3A16-048	RC	96.01	104.39	8.38	6.39
3A16-054	RC	38.86	58.67	19.81	4.76
3A16-055	RC	51.05	60.20	9.15	9.37
3A16-082	DD	42.67	60.96	18.29	16.75
3A16-084	DD	103.98	115.82	11.84	1.72
3A16-085	RC	86.87	96.01	9.14	8.65
3A17-203	RC	10.67	30.48	19.81	3.32

NOTE: RC – reverse circulation drilling; DD = diamond core drilling

Environmental monitoring activities focusing on wildlife management, water sampling and understanding environmental baseline conditions are being conducted to support the exploration activities. Additionally, Seabridge will continue its previously initiated reclamation activities at the site, focusing on unused exploration roads.

2022 drill program at Iskut discovers large, mineralized breccia pipe

The 2022 core drilling program at its 100%-owned Iskut project in northwestern British Columbia’s Golden Triangle has discovered a significant breccia pipe beneath the historical Bronson Slope skarn deposit. Visual inspections of the core plus preliminary assay results demonstrate the pipe is mineralized with gold associated with copper mineralization on its margins. Represented in the breccia pipe are multiple hydrothermal eruptive events believed to have originated from a mineralized intrusive source. While assays are still in process, we believe this discovery could have important implication for the future of our Company.

The complexly brecciated pipe-like body, with an indicated diameter of about 320 meters, contains varying size clasts of wall rock, chiefly porphyritic monzonite, and Triassic sedimentary rocks in a matrix of quartz-magnetite. Irregular clast size in the breccia displays intense textural destruction and hydrothermal alteration. Matrix to the breccia consists of massive magnetite, massive quartz, and ribbon-banded quartz-magnetite veins. Veins of quartz-magnetite, quartz-sulfide and magnetite are observed cutting the breccia clasts and matrix. The scale and intensity of this breccia pipe are unusual and a trait of many large, productive oceanic-arc porphyry mineral systems including Grasberg (Indonesia), Cadia Ridgeway (Australia) and Ok Tedi (Papua New Guinea).

The 2022 program consisted of 10 core drill holes totaling 10,600 meters. Assay results are pending and are expected to be released over the next month.

Q4 2021 Sustainability Report Filed

In September, Seabridge filed its supplemental Sustainability Report providing insight into the Company’s commitment to local communities, environment and sustainability. The report captures the last quarter of 2021 to highlight progress towards integrating sustainability into all aspects of our business. To review the report and supporting data tables please go to https://www.seabridgegold.com/sustainability.

The report was prepared with select disclosures and guidance from the Sustainability Standards Accounting Board (SASB) Metals and Mining Industry Standards and the Global Reporting Initiative (GRI) Standards, as well as metrics designed for Seabridge. Going forward, Seabridge expects to file its annual sustainability reports by June 30th of each year.

The Gold Market

On Wednesday, November 2 the Federal Reserve raised its Fed Funds Rate another 75 basis points into the range of 3.75% to 4% from effectively zero at the start of the year. This is the fastest the Fed has ever raised rates in its history, and we did not expect them to get this far without fomenting a financial accident significant enough to cause a pivot.

The $6T flood of additional liquidity engineered by the Treasury in the last two years to offset pandemic shutdowns and fund green programs, $4T of it financed by Fed balance sheet expansion, has been sufficient to delay the inevitable. The dollar has hit 20-year highs as rates have risen and as Quantitative Tightening (QT) has reduced liquidity by shrinking the Fed balance sheet by about 3% in the past 4 months. The historic run in the dollar has generated downward pressure on the price of gold in U.S. dollars.

In 2018, a similar attempt by the Fed to raise rates and reduce its balance sheet was hastily withdrawn when failing liquidity froze the high yield debt market and sent financial players scrambling for liquidity. Within weeks, the Fed was forced to cut rates, stop QT and inject trillions in additional dollar liquidity into overnight markets to bring credit markets back into some measure of stability. Fed tightening always ends this way and it will again. And we think credit markets will again be the deciding factor. The extreme rapidity of the current QT into the face of a recession is a guarantee that this pivot will not be gentle.

Illiquidity in the Treasury market was recently singled out by Treasury Secretary Yellen herself. Treasury markets this year have had the worst performance in their history. Why? More sellers than buyers. The largest sovereign holders (and previous buyers) such as Japan, China and the EU are now regular sellers. Commercial banks are reducing their holdings as interest rates rise. The Treasury is raising issuance to pay for bigger deficits thanks to expensive new programs such as the $739B Inflation Reduction Act. The Fed is now a seller at $95B per month. And as rates rise, Treasury interest expense is climbing fast while recessionary tax revenues are falling --- a doom loop of bigger deficits and more issuance.

The repercussions of rapid tightening aren’t yet obvious; the data lags as Chair Powell has noted. But we are almost there, and gold will be the primary beneficiary.

Financial Results

During the three-month period ended September 30, 2022 Seabridge posted a net profit of $5.0 million ($0.06 per share) compared to a net loss of $0.8 million ($0.01 per share) for the same period last year. During the 3rd quarter, Seabridge invested $75.6 million in mineral interests, compared to $25.6 million during the same period last year. At September 30, 2022, net working capital was $154.3 million compared to $36.9 million at December 31, 2021.

Included in the net profit reported for the current quarter was a non-cash gain associated with the Secured Note issued to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan in February 2022. The Company is treating the Secured Note as a financial liability and under IFRS Accounting Standards, Seabridge will be revaluing the liability on a quarterly basis. The change in value reported as of September 30, 2022 was primarily due to increases in interest rates during the quarter. For details on the accounting treatment of the Secured Note, please refer to Note 12 to Seabridge’s September 30, 2022 financial statements.

On Behalf of the Board of Directors,

/s/ Rudi P. Fronk
Rudi P. Fronk
Chairman and Chief Executive Officer
November 14, 2022